						Exhibit 12(b)

Entergy Gulf States Louisiana, L.L.C.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

						30-Sep

	2006	2007	2008	2009	2010	2011

Fixed charges, as defined:
Total Interest charges	$149,780	$163,409	$131,197	$118,243	$101,318	$86,404
Interest applicable to rentals	8,928	8,773	9,197	3,767	2,204	2,569

Total fixed charges, as defined	158,708	172,182	140,394	122,010	103,522	88,973

Preferred dividends, as defined (a)	5,969	6,514	1,151	1,306	1,344	$1,337

Combined fixed charges and preferred dividends, as defined	$164,677	$178,696	$141,545	$123,316	$104,866	$90,310

Earnings as defined:

Income from continuing operations before extraordinary items and
the cumulative effect of accounting changes	$211,988	$192,779	$144,767	$153,047	$190,738	$190,490
Add:
Income Taxes	107,067	123,701	57,197	89,185	75,878	78,384
Fixed charges as above	158,708	172,182	140,394	122,010	103,522	88,973

Total earnings, as defined	$477,763	$488,662	$342,358	$364,242	$370,138	$357,847

Ratio of earnings to fixed charges, as defined	3.01	2.84	2.44	2.99	3.58	4.02

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.90	2.73	2.42	2.95	3.53	3.96

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.